SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

(Amendment No. 1)*

MagneGas Corporation
(Name of Issuer)

COMMON STOCK, $0.001 Par Value per Share
SERIES A PREFERRED STOCK, $0.001 Par Value per Share
(Title of Class of Securities)

55939L 202
 (CUSIP Number)

Luisa Ingargiola
Chief Financial Officer
Magnegas Corporation
150 Rainville Road
Tarpon Springs, FL 34689
(727) 934-3448

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 With copies to:
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
Tel. No.: (732) 409-1212
Fax No.: (732) 577-1188

August 21, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 55939L 202

(1)	Names of reporting persons HyFuels, Inc.
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,010,000 shares of common stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,010,000 shares of common stock
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,010,000 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 15.1%
(14)	Type of reporting person (see instructions) CO

CUSIP NO: 55939L 202

(1)	Names of reporting persons Global Alpha, LLC
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,832,829 shares of common stock 1,000,000 shares of Series A Preferred Stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,832,829 shares of common stock 1,000,000 shares of Series A Preferred Stock
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,832,829 shares of common stock 1,000,000 shares of Series A Preferred Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 9.2% of common stock 100% of Series A Preferred Stock
(14)	Type of reporting person (see instructions) OO

CUSIP NO: 55939L 202

(1)	Names of reporting persons Global Beta, LLC
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 901,000 shares of common stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 901,000 shares of common stock
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 901,000 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 4.5%
(14)	Type of reporting person (see instructions) OO

CUSIP NO: 55939L 202

(1)	Names of reporting persons Clean Energies Tech Corp.
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 313,000 shares of common stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 313,000 shares of common stock
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 313,000 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.6%
(14)	Type of reporting person (see instructions) CO

CUSIP NO: 55939L 202

(1)	Names of reporting persons RM Santilli Foundation
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 270,000 shares of common stock
	(8)	Shared voting power 0
	(9)	Sole dispositive power 270,000 shares of common stock
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 270,000 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 1.4%
(14)	Type of reporting person (see instructions) OO

CUSIP NO: 55939L 202

(1)	Names of reporting persons Dr. Ruggero Maria Santilli
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 85,000 shares of common stock (1)
	(8)	Shared voting power 6,461,829 shares of common stock 1,000,000 shares of Series A Preferred Stock
	(9)	Sole dispositive power 85,000 shares of common stock (1)
	(10)	Shared dispositive power 6,461,829 shares of common stock 1,000,000 shares of Series A Preferred Stock
(11)	Aggregate amount beneficially owned by each reporting person 6,461,829 shares of common stock 1,000,000 shares of Series A Preferred Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 32.4% of common stock 100% of Series A Preferred Stock
(14)	Type of reporting person (see instructions) IN

(1)	Includes 75,000 shares of common stock underlying an option held by Dr. Ruggero Maria Santilli that is presently exercisable or exercisable within 60 days.

CUSIP NO: 55939L 202

(1)	Names of reporting persons Carla Santilli
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 50,000 shares of common stock (2)
	(8)	Shared voting power 6,461,829 shares of common stock 1,000,000 shares of Series A Preferred Stock
	(9)	Sole dispositive power 50,000 shares of common stock (2)
	(10)	Shared dispositive power 6,461,829 shares of common stock 1,000,000 shares of Series A Preferred Stock
(11)	Aggregate amount beneficially owned by each reporting person 6,461,829 shares of common stock 1,000,000 shares of Series A Preferred Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 32.4% of common stock 100% of Series A Preferred Stock
(14)	Type of reporting person (see instructions) IN

(2)	Consists of 50,000 of shares of common stock underlying an option held by Carla Santilli that is presently exercisable or exercisable within 60 days.

CUSIP NO: 55939L 202

(1)	Names of reporting persons Luisa Ingargiola
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 491,304 shares of common stock (3)
	(8)	Shared voting power 4,404,304 shares of common stock
	(9)	Sole dispositive power 491,304 shares of common stock (3)
	(10)	Shared dispositive power 4,404,304 shares of common stock
(11)	Aggregate amount beneficially owned by each reporting person 4,404,304 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 22.1%
(14)	Type of reporting person (see instructions) IN

(3)	Includes 50,000 shares of common stock underlying an option held by Luisa Ingargiola that is presently exercisable or exercisable within 60 days.

CUSIP NO: 55939L 202

(1)	Names of reporting persons Ermanno Santilli
(2)	Check the appropriate box if a member of a group (see instructions)	(a) (b)	☒ ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 500,354 shares of common stock (4)
	(8)	Shared voting power 4,093,354 shares of common stock
	(9)	Sole dispositive power 500,354 shares of common stock (4)
	(10)	Shared dispositive power 4,092,354 shares of common stock
(11)	Aggregate amount beneficially owned by each reporting person 4,093,354
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 20.5% shares of common stock
(14)	Type of reporting person (see instructions) IN

(4)	Includes 75,000 shares of common stock underlying an option held by Ermanno Santilli that is presently exercisable or exercisable within 60 days.

CUSIP NO: 55939L 202

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons, constitute a “group” that, as of the date hereof, collectively beneficially own approximately 7,455,487 Common Shares, or 37.4%, of the Company’s total number of Common Shares outstanding, and 1,000,000 Preferred Shares, or 100%, of the Company’s total number of Preferred Shares outstanding, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.  Pursuant to the Certificate of Incorporation of the Company, as amended, each Preferred Share is entitled to 100,000 votes on all matters submitted to a stockholder vote, compared to 1 vote per Common Share.  Accordingly, the Reporting Persons have an aggregate of over 99.9% of the total voting rights of the Company.  The Reporting Persons acknowledge they are also acting as a “group” for the purpose of causing the Company to qualify as a controlled company under Rule 5615(c) of the NASDAQ Listing Rules.

The Reporting Persons intend to review their respective investments in the Company on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease his respective ownership of securities of the Company through transactions in open market ordinary brokerage transactions, in privately negotiated transactions, by gift or other disposition.  The review of investments in the Company by the Reporting Persons will depend on various factors, including the Company’s business prospects, other developments concerning the Company, alternative investment opportunities, general economic conditions, money and stock market conditions, personal circumstances, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Company.

As discussed in Items 3 and 6 herein, each of Ruggero, Carla, Luisa, and Ermanno have employment agreements with the Company, under which they were issued options to purchase Common Shares which will progressively vest over a three-year period.  Other than the vesting of such options, at the time of filing this Statement, the Reporting Persons have no plans to acquire additional securities of the Company in open market ordinary brokerage transactions or in privately negotiated transactions, or dispose of their Common Shares or Preferred Shares, but may engage in such transactions in the future.

As a result of the Reporting Persons’ substantial ownership of Common Shares and Preferred Shares, majority voting interest, and their positions as directors and officers of the Company discussed in Item 2(c), the Reporting Persons are in a position to influence the management and policies of the Issuer and to influence the outcome of corporate actions requiring stockholder approval. From time to time, the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer. Except as described above in this Item 4, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals requiring disclosure under Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) is hereby amended and restated to read as follows:

(a)
The aggregate percentage of Shares reported owned by each person named herein is based upon 19,922,516 Common Shares and 1,000,000 Preferred Shares outstanding, which is the total number of Common Shares and Preferred Shares outstanding after the closing the Offering (as described in Item 6 below) on August 21, 2012, as reported in the Company’s Prospectus filed with the Securities and Exchange Commission Pursuant to Rule 424(b)(4) on August 17, 2012.

As of the close of business on August 23, 2012, HyFuels beneficially owned 3,010,000 Common Shares, Global Alpha beneficially owned 1,832,829 Common Shares, Global Beta beneficially owned 901,000 Common Shares, Clean Energies beneficially owned 313,000 Common Shares, and the Foundation beneficially owned 270,000 Common Shares, representing percentage ownership of approximately 15.1%, 9.2%, 4.5%, 1.6%, and 1.4%, respectively, of the Common Shares outstanding.  Global Alpha beneficially owned 1,000,000 Preferred Shares, representing 100% of the Preferred Shares outstanding.

Ruggero is the owner of 45% of the common stock of HyFuels, 50% of the membership interests of Global Alpha, 2.5% of the membership interests of Global Beta, 50% of the common stock of Clean Energies, 75,000 Common Shares underlying an option that are presently exercisable or exercisable within 60 days, and 10,000 Common Shares.  Carla is the owner of 45% of the common stock of HyFuels, 50% of the membership interests of Global Alpha, 2.5% of the membership interests of Global Beta, a 50% interest in the Foundation, and 50,000 Common Shares underlying an option that are presently exercisable or exercisable within 60 days. As husband and wife, Ruggero and Carla may be deemed to beneficially own the Common Shares held by each of HyFuels, Global Alpha, Global Beta, Clean Energies, the Foundation, the Preferred Shares held by Global Alpha, the Common Shares underlying options that are presently exercisable or exercisable within 60 days held by each of Ruggero and Carla, and the Common Shares individually held by Ruggero, constituting 6,461,829 Common Shares and 1,000,000 Preferred Stock, representing 32.4% of the Common Shares outstanding and 100% of the Preferred Shares outstanding.

Luisa is the owner of 4% of the common stock of HyFuels, 95% of the membership interests of Global Beta, 50,000 Common Shares underlying an option that are presently exercisable or exercisable within 60 days, and 441,304 Common Shares.  She may be deemed to beneficially own 2,000 Common Shares held by immediate family members.  Luisa may be deemed to beneficially own the Common Shares held by HyFuels and Beta, the 50,000 Common Shares underlying her option, the Common Shares she personally holds, and the Common Shares held by immediate family members, constituting 4,404,304 Common Shares, representing 22.1% of the Common Shares outstanding .

CUSIP NO: 55939L 202

Ermanno is the owner of 4% of the common stock of HyFuels, 50% of the common stock of Clean Energies, has a 50% interest in the Foundation, 75,000 Common Shares underlying an option that are presently exercisable or exercisable within 60 days, and 425,354 Common Shares.  Ermanno may be deemed to beneficially own the Common Shares held by Hyfuelds, Clean Energies, and the Foundation, the 75,000 Common Shares underlying his option, and the Common Shares he personally holds, constituting 4,093,354 Common Shares, representing 20.5% of the Common Shares outstanding.

Item 5(c) is hereby amended to add the following:

(a)
The only transactions in the securities of the Company since the filing of the Schedule 13D were the sale of Common Shares by the following Reporting Persons on August 21, 2012 for $2.79 per share to the Underwriters upon the Closing of the Offering (as discussed in Item 6 below):

1.	Global Alpha sold 434,781 Common Shares on August 21, 2012 for $2.79 per share to the Underwriters.

2.	Luisa sold 108,696 Common Shares on August 21, 2012 for $2.79 per share to the Underwriters.

3.	Ermanno sold 108,696 Common Shares on August 21, 2012 for $2.79 per share to the Underwriters.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On August 16, 2012, the Company and Global Alpha, Luisa, and Ermanno (the “Selling Stockholders”) entered into an underwriting agreement (the “Underwriting Agreement”) with Northland Securities, Inc. acting severally on behalf of itself and MLV & Co. LLC (the “Underwriters”), pursuant to which the Company and the Selling Stockholders agreed to sell, and the Underwriters agreed to purchase for resale to the public (the “Offering”), subject to the terms and conditions expressed therein, an aggregate 2,850,000 Common Shares, at $2.79 per share (which includes an underwriting discount of $0.21 off of the $3.00 price to the public).  In addition, the Company and Selling Stockholders granted the Underwriters a 45-day option to purchase up to an additional 427,500 Common Shares to cover over-allotments, if any.  The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference hereto and was filed as Exhibit 1.1 to the Company’s Amendment No. 4 to the Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission on July 24, 2012.

On August 21, 2012, the Offering closed and the Company and the Selling Stockholders sold the 2,850,000 Common Shares, at $2.79 per share, to the Underwriters (less the Underwriters’ expenses, which were covered by the Company and not the Selling Stockholders).  This included 434,781 Common Shares sold by Global Alpha, and 108,696 Common Shares sold by each of Luisa and Ermanno.  As of the date hereof, the Underwriters have not exercised their option to purchase Common Shares to cover over-allotment.  If the Underwriters exercise such option, they may purchase up to an additional 68,478 Common Shares from Global Alpha and up to an additional 14,674 Common Shares from each of Luisa and Ermanno.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following:

99.9
Form of Underwriting Agreement (incorporated by reference to the Company’s Amendment No. 4 to the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on July 24, 2012).

CUSIP NO: 55939L 202

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 27, 2012

HYFUELS, INC.		GLOBAL ALPHA, LLC

By:	/s/ Dr. Ruggero Maria Santilli	By:	/s/ Dr. Ruggero Maria Santilli
	Dr. Ruggero Maria Santilli		Dr. Ruggero Maria Santilli
	President		Managing Member

GLOBAL BETA, LLC		CLEAN ENERGIES TECH CORP.

By:	/s/ Dr. Ruggero Maria Santilli	By:	/s/ Dr. Ruggero Maria Santilli
	Dr. Ruggero Maria Santilli		Dr. Ruggero Maria Santilli
	Managing Member		President

RM SANTILLI FOUNDATION

By:	/s/ Ermanno Santilli
Ermanno Santilli
President

/s/ Dr. Ruggero Maria Santilli	/s/ Carla Santilli
DR. RUGGERO MARIA SANTILLI	CARLA SANTILLI

/s/ Luisa Ingargiola	/s/ Ermanno Santilli
LUISA INGARGIOLA	ERMANNO SANTILLI